UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 17, 2003

______________________________

Commission File Number 1-7953

RIO ALGOM LIMITED
(Translation of Registrant’s name into English)

66 Wellington Street West, Suite 3600 Toronto, Ontario, Canada (Address of Principal Executive Offices)	M5H 1N6 (Zip Code)

(416) 868-7544
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                      Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Submitted with this Form 6-K are the following documents:

Rio Algom Limited press release dated April 9, 2003 concerning certain amendments to the terms of the proposed sale of its 25% equity interest in the Alumbrera copper-gold mine in Argentina.

Material Change Report dated April 16, 2003 filed by Rio Algom Limited with Canadian securities regulatory authorities concerning the amendments

RIO ALGOM LIMITED

PRESS RELEASE

Toronto, Ontario

April 9, 2003

Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton, today announced that it has agreed with Wheaton River Minerals Ltd. (“Wheaton”) and Northern Orion Explorations Limited (“Northern Orion”) to certain amendments to the terms of Rio Algom’s previously announced agreement with Wheaton for the sale of Rio Algom’s 25% equity interest in the Alumbrera copper-gold mine in Argentina.

Under the amended arrangements, Northern Orion will participate with Wheaton in the acquisition of Rio Algom’s 25% interest in Alumbrera. If Northern Orion fails to obtain commitments for funding its share of the acquisition or to secure such funding, Wheaton will be obliged to complete the transaction in accordance with the originally agreed terms.

The purchase price for Rio Algom’s interest in Alumbrera is US$180 million, of which not less than US$130 million will be payable on closing. The scheduled date of closing has been extended to June 23, 2003.

For further information contact Francis McAllister at 713-961-8625.

FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

     This press release may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements in this press release regarding the expected date of closing of the transaction, any other effect, result or aspect of the proposed transaction and any other future statements, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs, delays, and any other difficulties related to the transaction, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Accordingly, readers should not place undue reliance on forward-looking statements.

MATERIAL CHANGE REPORT

Pursuant to

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1 — Reporting Issuer:

Rio Algom Limited c/o Fasken Martineau DuMoulin LLP 66 Wellington Street West Suite 4200, Toronto-Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario M5K 1N6

Item 2 — Date of Material Change:

April 8, 2003

Item 3 — Press Release:

A press release with respect to the material change described herein was issued on April 9, 2003 through the Canada Newswire Service in Toronto, Ontario.

Item 4 — Summary of Material Change:

Rio Algom Limited (“Rio Algom”) has agreed with Wheaton River Minerals Ltd. (“Wheaton”) and Northern Orion Explorations Limited (“Northern Orion”) to certain amendments to the terms of Rio Algom’s previously announced agreement with Wheaton for the sale of Rio Algom’s 25% equity interest in the Alumbrera copper-gold mine in Argentina. Under the amended arrangements, Wheaton and Northern Orion will, through a jointly owned acquisition company, acquire Rio Algom’s interests in Alumbrera.

Item 5 — Full Description of Material Change:

Rio Algom has agreed with Wheaton and Northern Orion to certain amendments to the terms of Rio Algom’s previously announced agreement with Wheaton for the sale of Rio Algom’s 25% equity interest in the Alumbrera copper-gold mine in Argentina.

Reference is made to the Rio Algom Material Change Report dated April 4, 2003 which describes certain terms of the transaction and conditions to its completion.

Under the amended arrangements, Rio Algom’s interests will be purchased by a special purpose acquisition company jointly owned by Wheaton and Northern Orion.

In addition to the other conditions to completion of the transaction, Northern Orion’s obligations are subject to it obtaining the required funding for its share of the purchase price and to certain confirmatory due diligence. If Northern Orion fails to secure such funding or required consents or otherwise fails to complete the purchase, Wheaton will be obliged to complete the transaction in accordance with the originally agreed terms.

The scheduled date of closing has been extended to June 23, 2003.

Item 6 — Reliance on Confidentiality Sections of the Securities Acts:

Not applicable.

Item 7 — Omitted Information:

Not applicable.

Item 8 — Senior Officers:

For further information, please contact Peter de Zwart (713-961-8237).

Item 9 — Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

SIGNED at Houston, Texas, U.S.A. this 16th day of April, 2003.

RIO ALGOM LIMITED

By:	/s/ P. de Zwart Name: Peter de Zwart Title: Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003	RIO ALGOM LIMITED (Registrant)

	By:	/s/ P. de Zwart Name: Peter de Zwart Title: Secretary